Exhibit 99.(k)(2)

Altegris Advisors, L.L.C.

1200 Prospect Street

Suite 400

La Jolla, CA 92037

As of September [12], 2014

Altegris KKR Private Equity Fund
1200 Prospect Street

Suite 400

La Jolla, CA 92037

Re:                             Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

Altegris Advisors, L.L.C. (the “Adviser”) hereby confirms its agreement as follows in respect of Altegris KKR Private Equity Fund (the “Fund”):

1.                                      Expense Limitation.  For the period from the effective date of that certain Investment Advisory Agreement (the “Master Fund Advisory Agreement”), between Altegris KKR Private Equity Master Fund (the “Master Fund”) and the Adviser, for a two-year term beginning with the commencement of operations (the “Initial Closing Date”) and ending on the two year anniversary thereof (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its monthly investment advisory fee and pay, absorb or reimburse “Specified Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses do not exceed 0.25% per annum of the Fund’s net assets (the “Expense Limitation”).  In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs.  For purposes of this letter agreement, the month-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.                                      Specified Expenses.  The Expense Limitation applies only to the Fund’s Specified Expenses, which include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) Distribution and Servicing Fees; (ii) taxes; and (iii) extraordinary expenses.

3.                                      Term.  This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser.  This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms.  Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period.  This Agreement will also terminate automatically upon the termination of the Master Fund Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.                                      Excess Expenses.  In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of Specified Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the end of the fiscal year in which such expense is incurred by the Adviser (“Excess Specified Expenses”) and to reimburse the Adviser in the amount of such Excess Specified Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.  For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Specified Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Specified Expenses paid by the Fund to the Adviser in such fiscal year.  Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.                                      Entire Agreement; Amendment.  This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.                                      Construction and Forum.  This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles.  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.                                      Counterparts.  This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.                                      Severability.  If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

ALTEGRIS ADVISORS, L.L.C.

By:
Name:
Title:

Accepted and Agreed:

ALTEGRIS KKR PRIVATE EQUITY FUND

By:
Name:
Title: